3/4/03

03002311

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 3-4-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2003 181 SECTION

SEC FILE NUMBER
8- 53531

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Todd Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Green Valley Road, Suite 500
(No. and Street)

Greensboro (City) NC (State) 27408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald R. Payne, Jr. 336-299-2333 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

628 Green Valley Road, Suite 300 (Address) Greensboro (City) NC (State) 27408 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 3 2003

OATH OR AFFIRMATION

I, Donald R. Payne, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Todd Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Frances J. Brown

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and
Report of Independent Certified Public Accountants

Todd Securities, Inc.

December 31, 2002

Todd Securities, Inc.

Table of Contents

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Todd Securities, Inc.:

We have audited the accompanying statement of financial condition of **Todd Securities, Inc.** (the Company), a North Carolina corporation, as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Todd Securities, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Greensboro, North Carolina
February 14, 2003

628 Green Valley Road
Suite 300
Greensboro, NC 27408
T 336.834.1200
F 336.834.1210
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Todd Securities, Inc.

Statement of Financial Condition — December 31, 2002

Assets

Cash and cash equivalents	$33,422
Receivables from Todd Consulting, Inc.	10,073
Prepaid expenses and other assets	15,120
	$58,615

Liabilities and Stockholder's Equity

Accrued expenses to Todd Consulting, Inc.	$ 3,000
Income taxes payable	6,580
Deferred income taxes	2,938
Total liabilities	12,518
Commitments and contingencies (Note E)	
Stockholder's equity:	
Common stock, no par value; 100,000 shares authorized, 100 shares issued and outstanding	10,000
Retained earnings	36,097
Total stockholder's equity	46,097
	$58,615

The accompanying notes are an integral part of this financial statement.

Note A - Organization and Summary of Significant Accounting Policies

Organization and Nature of Operations

Todd Securities, Inc. (the Company), a North Carolina Corporation, is a limited broker-dealer that transacts variable life insurance business (including mutual funds and wrap fee products, RIA), for Todd Consulting, Inc. The Company is a wholly owned subsidiary of Todd Consulting, Inc. (the Parent). The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC) (see Note G). The Company was approved for membership with the National Association of Securities Dealers (NASD) on January 17, 2002. Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as applicable to brokers and dealers in securities.

The Company was incorporated in July 2001 and started processing transactions in July 2002. The initial capital to fund the broker-dealer of $10,000 was obtained from The Todd Organization of the Carolinas, L.L.C., and subsequently from Todd Consulting, Inc. (see Note B). The Parent also paid $80,500 of start-up costs (consulting fees, registration fees, license fees, salaries, etc.) related to the formation of the Company. These costs have been reflected by the Parent as start-up costs in its income statement as these costs are not to be reimbursed by the Company, and as such are not recorded in the accompanying financial statements of the Company.

Under a Networking Agreement with the Parent dated June 24, 2002, the Company provides compliance, regulatory and educational services specifically designed for the sophisticated marketplace in which independent producers of the Parent operate. The Company's focus is on the needs of the Parent's producers in marketing variable insurance products and mutual funds to clients. The charge for the Company's services is 4% of commissions earned, except on Northwestern Mutual Life Insurance Company (Northwestern Mutual) variable products. The sale of Northwestern Mutual variable life products is handled through a dual registration with NMIS (Northwestern Mutual's wholly owned broker-dealer). The Networking Agreement also states that all commissions and other forms of revenue derived from the sale of registered products by the representatives of the Parent are to be paid to the Parent and then distributed to the Company based on the percentage discussed above. The Company also has entered into an Administration and Services Agreement under which the Parent provides the materials, services and assistance necessary to operate the broker-dealer (see Note F). Amounts receivable from or payable to the Parent under these agreements are reflected in the accompanying financial statements.

Cash and Cash Equivalents

Short-term investments with maturities of three months or less are considered cash equivalents.

Revenue Recognition

The Company derives transaction revenues from commissions related to broker-dealer transactions in new and existing life insurance policies. First year commissions are recognized as revenue in the amount due or paid by the carrier at the time the policy application is substantially completed, the initial premium payment is paid and the insured party is contractually committed to purchase the insurance policy. Renewal commission revenue is recognized when the premium or commissions is due or paid. The Company records the gross commissions received or receivable related to these policies as variable insurance product commissions and the commissions paid or payable to other parties as commission expenses. The resulting gross profit represents the net 4% commission earned by the Company.

Income Taxes

Provision for income taxes expense (benefit) is based on pretax financial accounting income. The Company accounts for income taxes using the liability method. Accordingly, deferred income taxes are recognized for the expected future tax consequences or temporary differences between financial statement carrying amounts and the tax basis of existing assets and liabilities using enacted tax rates expected to be in effect when those amounts are realized.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Note B - Common Stock

Stock issued represents shares issued to The Todd Organization of the Carolinas, L.L.C. in exchange for $10,000 in August 2001 to capitalize the Company. On June 24, 2002, the Parent purchased all the outstanding shares of the Company from The Todd Organization of the Carolinas, L.L.C. for $10,000. In addition, the Parent reimbursed The Todd Organization of the Carolinas, L.L.C. for $80,500 of start-up costs paid on behalf of the Company (see Note A).

Note C - Retirement Plan

The Company participates in a retirement plan pursuant to Section 401(k) of the Internal Revenue Code. The plan is sponsored by the Parent. Company contributions to the plan are discretionary, and there were no such contributions for the year ended December 31, 2002 (see Note F).

Note D - Income Taxes

Deferred income taxes reflect the net income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The current deferred tax liability of $2,938 as of December 31, 2002, reflects temporary differences related to prepaid expenses.

The provision for income taxes consists of the following for the year ended December 31, 2002:

Current	$6,580
Deferred	2,938
	$9,518

The difference between the total provision for income taxes and the amount computed by applying the statutory federal income tax rate to the income before income taxes relates primarily to state income taxes.

No income taxes have been paid for the year ended December 31, 2002.

Note E - Commitments and Contingencies

There is no pending or threatened litigation involving the Company as of December 31, 2002.

Note F - Administration and Services Agreement

On July 19, 2002, the Company and the Parent entered into an Administration and Services Agreement (the Agreement). Under the Agreement, the Parent will provide certain facilities, services, personnel and assistance to the Company including, but not be limited to, the following:

- Perform all bookkeeping and accounting functions
- Establish and maintain all records required by law and by accounting principles generally accepted in the United States of America
- Furnish all stationary, forms and supplies
- Provide all necessary clerical and professional staff to perform the above activities in accordance with the standards set forth in this Agreement
- Provide all computer hardware and software capabilities and facilities to expeditiously and efficiently carry out the services to be performed hereunder
- Provide office space, furniture, fixtures, equipment and supplies
- Prepare all reports required by governmental, regulatory and supervisory authorities
- Bill and collect all premiums
- Develop and maintain manuals for all of the Company's internal operations, including, but not limited to, accounting records

The fees charged for these services are intended by the parties to be reasonable in relation to the services provided and are determined on a quarterly basis. However, under the Agreement, no charges or fees shall be due or payable until or unless the Company shall have sufficient income to pay such charges or fees without violating SEC rules 17a-11 or 15c3-1. Moreover, and not withstanding any other provisions or conditions of the Agreement, to the extent any such charges or fees become due or payable in contravention of SEC rules 17a-11 or 15c3-1, then such obligation of the Company to pay fees or charges shall be solely at the discretion of the Company and will not be deemed a contractual liability of the Company. During 2002, the Company recorded $18,035 of fees incurred under this Agreement in operating expenses in the accompanying statement of income, of which $3,000 was payable at December 31, 2002.

Note G - Securities and Exchange Commission Matters

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company had net capital of $23,842 at December 31, 2002, which was $18,842 in excess of its minimum net capital requirement of $5,000 at December 31, 2002.

Reserve Requirements

The Company does not carry customer accounts. As such, it is exempt from SEC Rule 15c3-3 pursuant to Section k(2)(i) of that rule.